CLIFFORD CHANCE US LLP

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www.cliffordchance.com

December 6, 2016

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Asen Parachkevov, Division of Investment Management

Re:	NorthStar Real Estate Capital Income Fund
Post-Effective Amendment No.1 to the Registration Statement
File Nos.: 333-207678; 811-23109

NorthStar Real Estate Capital Income Fund-T
Post-Effective Amendment No.1 to the Registration Statement
File Nos.: 333-209380; 811-23133

NorthStar Real Estate Capital Income Master Fund
Post-Effective Amendment No.3 to the Registration Statement
File No.: 811-23134

Dear Mr. Parachkevov:

On behalf of our clients, NorthStar Real Estate Capital Income Fund (the "Multi-Share Feeder Fund"), NorthStar Real Estate Capital Income Fund-T (the "T-Share Feeder Fund", and together with the Multi-Share Fund, the "Feeder Funds") and NorthStar Real Estate Capital Income Master Fund (the "Master Fund", and together with the Feeder Funds, the "Funds"), set forth below are the responses to your verbal comments received on December 1, 2016 in connection with the Multi-Share Feeder Fund's post-effective amendment No. 1 to the Registration Statement on Form N-2 (the "Multi-Share Registration Statement"), the T-Share Feeder Fund's post-effective amendment No.1 to the Registration Statement on Form N-2 (the "T-Share Registration Statement," and together with the Multi-Share Registration Statement, the "Feeder Fund Registration Statements") and the Master Fund's amendment No. 3 to the Registration Statement on Form N-2 (the "Master Fund Registration Statement", and together with the Feeder Fund Registration Statements, the "Registration Statements"), each filed with the Securities and Exchange Commission (the "SEC" or "Commission") on October 21, 2016. Where noted in the responses below, the Registration Statements will be updated in response to your comments. In addition, the Funds will revise the Registration Statements to update other disclosures as necessary. The Funds intend to re-file subsequent post-effective amendments to the Registration Statements on or about Friday, December 9, 2016.

Asen Parachkevov, Esq.

December 6, 2016

General

Comment 1.	Please explain to the SEC (the "Staff") supplementally the role of the Distributor.

Response 1. Each of the Feeder Funds notes supplementally that ALPS Distributors, Inc. (the "Distributor"), a registered broker-dealer, will provide the following services to such Feeder Fund: (i) investment company advertising and sales literature review, approval, filing with the Financial Industry Regulatory Authority (“FINRA”), and record maintenance; (ii) preparation and execution of agreements with various financial intermediaries, including: selling broker-dealers, wirehouses and trading platforms; (iii) administration of due diligence programs with financial intermediaries; (iv) financial intermediary payment & reporting; and (v) support of financial intermediary relations.

Additionally, the Distributor facilitates each of the Feeder Funds' capability to process and settle transactions via FundSERV, allowing broker/dealers, banks and other financial intermediaries to process and settle orders electronically without having to submit physical subscriptions.

Comment 2.	Please explain to the Staff supplementally the removal of the investor suitability criteria.

Response 2. Each of the Feeder Funds notes supplementally that the investor suitability questionnaire was an inadvertent carry-over from a previous NorthStar real estate investment trust (“REIT”) product, which required certain investor suitability standards be met in accordance with applicable blue sky laws and the standards set by the National Association of Real Estate Investment Trusts. As each of the Feeder Funds is a closed-end management investment company, and not a REIT, such investor suitability questionnaire was no longer necessary to include in the Feeder Fund Registration Statements. As with other non-traded, closed-end funds, the broker-dealers that sell shares of the Feeder Funds will be required to meet their own internal standards of suitability as well as the FINRA standards. Moreover, as discussed in our response to Comment 3, the shares of the Funds are "covered securities."

Comment 3.	Please explain to the Staff supplementally why the blue-sky state law requirements are not applicable to the sale of the Feeder Funds' shares?

Response 3. The Feeder Funds are registered investment companies. Therefore, their shares are "covered securities" under Section 18 of the Securities Act of 1933, as amended, which provides a preemption from state Blue Sky laws. Where required, the Funds will file notice filings with various state regulators consistent with Section 18 and the various notice filing requirements in states in which the Feeder Funds' shares are sold.

Asen Parachkevov, Esq.

December 6, 2016

Comment 4.	Please confirm that shares of the Funds are being sold daily. Please also confirm that net asset value (“NAV”) will be calculated on a daily basis.

Response 4. Each of the Feeder Funds confirms that its shares will be sold daily and that NAV will be calculated on a daily basis for the Feeder Funds and the Master Fund.

Comment 5.	Please explain to the Staff supplementally the references to the "dealer manager fees" in the Feeder Fund Registration Statements and identify who will receive those fees.

Response 5. Although there is no entity that is defined in the Feeder Fund Registration Statements as the "dealer manager," the services that are to be provided to each of the Feeder Funds by NorthStar Securities, LLC (“NorthStar Securities”) via a wholesale marketing agreement with the Distributor are substantially similar to those traditionally provided by "dealer managers" in similar offerings. As such, we respectfully submit that the references to "dealer manager fees" are appropriate.

The dealer manager fees will be received by the Distributor (or its authorized affiliate), which will then re-allow all such fees to NorthStar Securities. NorthStar Securities may further re-allow all or a portion of such dealer manager fees to certain selected broker dealers.

Comment 6.	Please explain to the Staff supplementally the treatment of the organization and offering expenses in connection with the offering price and whether such treatment complies with Section 23(b) of the Investment Company Act of 1940 (the "1940 Act").

Response 6. Each of the Feeder Funds notes supplementally that the offering price of its shares will be the net asset value per share plus any applicable dealer manager fees and selling commissions. The organization and offering costs borne by each of the Feeder Funds will be deducted from the offering proceeds from shares sold to the applicable Feeder Fund at the time in which they are incurred, which is exclusive of any dealer manager fees and selling commissions. As such, the offering price of the each of Feeder Funds' shares (exclusive of any dealer manager fees and selling commissions) will not be at a price that is below their net asset value.

Comment 7.	The Feeder Fund Registration Statements discuss the merger between NorthStar Realty Finance Corp. and Colony Capital, Inc. Please provide to the Staff supplementally an analysis of whether the contemplated merger would be considered an "assignment" as defined in Section 2(a)(4) of the 1940 Act.

Response 7. As an initial matter, the Funds note supplementally that Dechert LLP ("Dechert") was retained by NorthStar Asset Management Group Inc. ("NSAM") to opine on whether the merger of NSAM with Colony Capital, Inc. ("Colony")

Asen Parachkevov, Esq.

December 6, 2016

and NorthStar Realty Finance Corp. ("NRF") into a new combined company, Colony NorthStar, Inc. would be deemed an "assignment," as defined under Section 202(a)(1) of the Investment Advisers Act of 1940, as amended and Section 2(a)(4) of the 1940 Act, and the rules and regulations thereunder, of certain investment management agreements to which the NSAM advisers are now a party. As it relates to the Funds and the Funds' advisors, and subject to the qualifications set forth in its opinion, Dechert expects to opine that the merger would not result in an assignment of the advisory agreements as that term is defined under Section 2(a)(4) of the 1940 Act. 1 Clifford Chance US LLP, as counsel to the Funds, has discussed the legal implications of the merger with the board of trustees for the Funds.2

Dechert's view that the merger would not result in the assignment of the advisory agreements between each of the Funds and the advisors is predicated on two primary conclusions: (1) the merger does not involve a formal assignment and (2) the merger does not involve a change in control. Regarding the first conclusion, there is no formal assignment of the rights and obligations of the advisory agreements between each of the Funds and its respective advisers to another person. Similarly, the merger will not involve any amendment to the advisory agreements that would remove or change the advisors as parties to the agreements with each of the Funds. In addition, the material terms of the advisory agreements, including the fees and the nature and level of services provided, will remain unchanged. Therefore, the merger will not involve a formal assignment of the advisory agreements between each of the Funds and its respective advisors.

Regarding the second conclusion, one must determine whether there is any change of control in any of the Fund's advisors. Section 2(a)(9) of the 1940 Act defines control as the power to exercise a controlling influence over the management or policies of a company and provides that any person that owns beneficially, either directly or through one or more controlled companies, more than 25% of the "voting securities" of a company is presumed to control that company, and any person who owns 25% or less of the voting securities of a company is presumed not to control that company.

Each of the Funds notes that no person or group of persons owns 25% or more of NSAM, Colony or NRF and no person would gain control of 25% or more of Colony NorthStar in connection with the merger. Accordingly, each of the Funds and its counsel believe it is reasonable to conclude that NSAM, Colony, NRF and Colony NorthStar are presumed not to have controlling shareholders under Section 2(a)(4) of the 1940 Act and therefore, it is reasonable to conclude that no

1 Clifford Chance US LLP has reviewed a draft of Dechert's opinion.

2 Each of the Funds notes that the advisory agreements between each of the Funds and its respective advisors contain the provision required by Section 15(a)(4) of the 1940 Act, which requires that a contract with a registered investment company include a provision that such contract shall automatically terminate upon its assignment.

Asen Parachkevov, Esq.

December 6, 2016

change in control could result from the merger.3 In short, each of NSAM, NRF and Colony is a widely-held public company and Colony NorthStar will remain so following the closing of the merger. At no time during the merger will a person hold with power to vote directly or indirectly, more than 25% of NSAM's voting shares and following the merger, no person will hold with power to vote directly or indirectly more than 25% of Colony NorthStar's voting shares.

Accordingly, each of the Funds and its counsel concur with Dechert's opinion and believe the merger would not result in an "assignment," as the term is defined under Section 2(a)(4) of the 1940 Act and the rules thereunder, of the each of the Funds' advisory agreements with its respective Advisors.

Comment 8.	Please confirm to the Staff supplementally that the offering period for the T-Share Feeder Fund is up to one year and that no offering to third parties has occurred yet.

Response 8. We confirm supplementally that the offering period for the T-Share Feeder Fund is one year or less if the Master Fund reaches its maximum offering of its shares within a year, and that no offering to third parties has yet occurred.

Comment 9.	Please confirm to the Staff supplementally that the Funds have no current intention to issue any debt, preferred or convertible securities within a year of effectiveness.

Response 9. Although the Funds may enter into a credit facility within their first year of operation, the Funds confirm supplementally that they have no current intention to issue any debt, preferred or convertible securities.

Comment 10.	Please clarify to the Staff supplementally why an investor purchasing shares through a subscription will have to pay a price based on the NAV determined on a future date when the NAV is determined daily.

Response 10. An investor purchasing shares through a subscription document will pay the price based on the NAV determined on the day such subscription document is received. Accordingly, the Feeder Funds will revise the language in the sections titled "Purchase of Shares" and "Plan of Distribution" of the Feeder Fund Registration Statements to read as follows:

"Subscriptions will be priced based on the Trust’s NAV determined as of the date the subscription is ~~accepted~~ received by the Trust."

3 See, Dean Witter, Discover & Co., Morgan Stanley Group Inc. No-Action Letter (pub. avail. Apr. 18, 1997). The Funds note supplementally to the Staff that Dechert's opinion contains an exhaustive analysis of the facts of the Colony NorthStar merger in light of the Commission and the Staff's various pronouncements with respect to assignments under the 1940 Act and the no-action letters thereunder.

Asen Parachkevov, Esq.

December 6, 2016

Comment 11.	Please include language on the cover front page that there is no market for the shares of the Feeder Funds and none is expected to develop.

Response 11. The Feeder Funds have added the following language to the cover page:

"The Shares are not listed on any securities exchange and it is not anticipated that a secondary market for the Shares will develop."

Comment 12.	Please describe/clarify the adjustments made to the management fees and incentive fees for any indirect ownership in commercial real estate through private equity real estate investments ("PERE Investments") and consider whether there should be an additional risk factor if appropriate.

Response 12. The Feeder Funds note supplementally that the assumed estimated purchase price discount of PERE Investments is 7% to the PERE Investments' reference date NAV.

The Feeder Funds have added the following language in footnote 7 of the section titled "Summary of Fees and Expenses" in the Multi-Share Registration Statement and in footnote 8 of the section titled "Summary of Fees and Expenses" in the T-Share Registration Statement to clarify the effect of adjustments to the management fees and incentive fees for PERE Investments resulting from a change in the estimated purchase price discount of such investments:

"Shareholders indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Master Fund (and, indirectly by the Trust) as an investor in PERE Investments and other vehicles that would be deemed investment companies under the 1940 Act but for the exceptions set forth in Sections 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, “Portfolio Funds”). The “Acquired Fund Fees and Expenses” disclosed above are calculated based on estimated amounts, and assume that the Master Fund will invest 12.50% of its net assets in Portfolio Funds. The Acquired Fund Fees and Expenses are based on the historic experience of the Advisor for expenses incurred in investments in ~~of the~~ private equity real estate funds, which may change over time and, therefore have a corresponding impact (positive or negative) to ~~, significantly affect~~ Acquired Fund Fees and Expenses. In addition, the private equity investments and other alternative investments, if any, held by the Master Fund will change, which may further impact~~s~~ the calculation of the Acquired Fund Fees and Expenses in the future. In calculating the “Acquired Fund Fees and Expenses” disclosed above, it is assumed that the Master Fund (and, indirectly the Trust) would pay management fees and incentive fees of 1.3% (as adjusted for the estimated purchase price discount of such ~~PE Investments~~Portfolio Funds) and 1.0% annually, respectively, on the Master Fund’s gross assets attributable to its investments in Portfolio Funds. It is also assumed that the Master Fund (and, indirectly the Trust) will incur operating expenses of approximately 0.50% of the

Asen Parachkevov, Esq.

December 6, 2016

Master Fund’s gross assets attributable to its investments in Portfolio Funds. If the Portfolio Funds were purchased at a greater or lesser discount than the assumed 7% purchase price discount for Portfolio Funds, Acquired Fund Fees and Expenses would be higher or lower than the assumed amount as a percentage of the Master Fund’s gross assets attributable to its investments in Portfolio Funds, respectively. If the Master Fund was to invest 15% of its net assets in Portfolio Funds, the Acquired Fund Fees and Expenses would be 0.44%. These fees payable to, and the operating expenses of, private equity and alternative investment managers are estimates and the actual fees paid by the Master Fund on its Portfolio Fund investments may be higher or lower than the numbers shown."

Comment 13.	Please clarify the following statement: "The Advisors believe that complementing the Master Fund's core investment strategy with exposure to CMBS investing is attractive given the current regulatory environment and the benefits of this liquid asset class." (1) What is it about the current regulatory environment that makes commercial mortgage-backed securities ("CMBS") investing attractive? (2) Are the Feeder Funds claiming that all CMBS are liquid? Please revise the above statement as necessary.

Response 13. The advisors to the Feeder Funds believe that recent regulatory changes to the CMBS industry will result in attractive investment opportunities as the universe of buyers/holders of such securities is shrinking, particularly with respect to the junior-most "B-piece" tranches (or below investment grade CMBS). Accordingly, the Feeder Funds will revise the language in the section titled "Investment Objectives and Strategies – Market Overview and Opportunity" of the Feeder Fund Registration Statements to read as follows:

"Due to shifts occurring in the CRE debt landscape, the current market offers opportunities in both new issue and legacy (issued prior to 2008) CRE securities. The Advisors believe the current CRE securities market presents opportunities for investors with a proven track record, investment process and a focus on investing in the underlying CRE credit (and not solely based on credit ratings) to purchase investment grade or non-investment grade new issue and legacy CRE securities. The opportunity to purchase both senior new issue bonds, which have a higher level of liquidity, and subordinate new issue bonds including “B-pieces” at discounts, may provide attractive current returns while also generating gains through either the increase of market valuations as credit spreads tighten due to improving fundamentals or repayment at par. In addition, as discussed above, while recent regulatory changes to the CMBS industry ~~will make~~may limit future issuance ~~an~~, the Advisors believe the regulatory changes will result in attractive investment opportunities as the universe of buyers/holders of such securities shrinks, particularly with respect to the junior-most “B-piece” tranches. With the December 2016 implementation of the Dodd Frank mandated risk-retention rules, the Advisors believe underwriting standards will continue to improve as transaction sponsors or select institutional investors are required to retain a portion ~~(5%)~~ of the new issue CMBS capital structure, and therefore will likely

Asen Parachkevov, Esq.

December 6, 2016

lead to higher quality collateral pools. As shown below, CMBS investments also generate attractive returns relative to the credit risk of similarly rated bonds backed by alternative collateral types (while direct lending still provides a more significant premium). Additionally, the securitized nature of these investment grade rated investments offers investment liquidity through ~~a robust~~an active trading marketplace."

Additionally, the Feeder Funds will revise the language in the aforementioned section in the Feeder Fund Registration Statements to read as follows:

"The Advisors believe that complementing the Master Fund's core investment strategy with exposure to investment grade CMBS investing is attractive given the benefits of the current regulatory environment and the ~~benefits~~advantages of this relatively liquid asset class."

Comment 14.	Please confirm that biographies of all the individuals on each of the Funds' advisor's investment committee are included in the Registration Statements.

Response 14. The Funds confirm that biographies of all the individuals on each of the Funds' advisor's investment committee are included in the applicable Registration Statement.

Comment 15.	Please confirm if there is any impact on the net proceeds to the Funds for any discounts provided to certain selected broker dealers by the Distributor.

Response 15. The Funds confirm that the net proceeds to the Funds will not be affected by any discount or wavier of dealer manager fees or selling commissions provided to certain selected broker dealers by the Distributor.

* * * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jefferey D. LeMaster at (212) 878-3206 or me at (212) 878-3180. Thank you.

Best regards,

/s/ Clifford R. Cone

Clifford R. Cone
Clifford Chance US LLP

cc:	NorthStar Real Estate Capital Income Fund
NorthStar Real Estate Capital Income Fund-T
NorthStar Real Estate Capital Income Master Fund
Daniel R. Gilbert
Chief Executive Officer and President

Asen Parachkevov, Esq.

December 6, 2016

Brett S. Klein
Chief Operating Officer

Frank V. Saracino
Chief Financial Officer and Treasurer

Sandra M. Forman
Chief Compliance Officer, General Counsel and Secretary

Clifford Chance US LLP
Jefferey D. LeMaster
Margaret H. Mo